Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

PETROLEO BRASILEIRO S.A. Publicly Traded Company CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724	BRASKEM S.A. Publicly Traded Company CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939

Market Announcement

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”, together with Petrobras and Ultrapar “Acquirers”), in compliance with OFFICIAL LETTER/CVM/SEP/GEA 2/ Nº 131/07 dated April 18, 2007 (“OFFICIAL LETTER”), as a complement to the Material Events released on March 19, 2007 and April, 18, 2007, hereby make public the general conditions of the commission contract originated in the Investment Agreement executed by the Acquirers on March 19, 2007, which regulates the relationship between these companies during the acquisition process of the Ipiranga Group:

(i) Commission. Ultrapar is acting as a commission agent for Petrobras and Braskem, under the terms of Articles 693 and following articles of the Civil Code. The object of the commission is (A) the acquisition by Ultrapar on behalf of Petrobras, of the fuel and lubricant distribution businesses located in the North, Northeast and Central West (“Northern Distribution Assets”), as well as the acquisition on behalf of Braskem and Petrobras, of the Petrochemical Assets, represented by Ipiranga Química S.A. (“ICQ”), Ipiranga Petroquímica S.A. (“IPQ”) and its equity stake in Copesul - Companhia Petroquímica do Sul (“Petrochemical Assets”); and, (B) the transfer to Braskem and Petrobras of the Petrochemical Assets and to Petrobras of the Northern Distribution Assets.

(ii) Price of the Petrochemical Assets. The price of the Petrochemical Assets is R$2.5 billion, and shall be paid by Braskem and Petrobras to Ultrapar in 3 (three) installments, as follows (a) the first installment of R$652 million owed by Braskem and R$429 million by Petrobras, (b) the second installment of R$256 million owed by Braskem and R$169 million by Petrobras, and (c) the third installment of R$596 million to be paid by Braskem and R$394 million by Petrobras.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participações S.A. will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. PLEASE, READ THE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

(iii) Price of the Northern Distribution Assets. The price of the Northern Distribution Assets is R$1.1 billion, and shall be paid by Petrobras to Ultrapar in 3 (three) installments, as follows (a) the first installment of R$313 million, (b) the second installment of R$95 million and (c) the third installment of R$706 million.

(iv) Date of Asset Transfer. The Northern Distribution Assets and the Petrochemical Assets will be delivered after Ultrapar receives the three installments indicated in item (iii) above, which should occur after the accomplishment of the conditions established in items (viii) or (ix) below.

(v) Payment Dates. Braskem and Petrobras must pay Ultrapar each installment of the price of the Northern Distribution Assets and the Petrochemical Assets on the following dates: (a) the first installment has already been paid on April, 18, 2007, (b) the second installment on the date of financial settlement by Ultrapar of the mandatory Tender Offer (“TOs”) carried out as a result of the change of the control of Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Produtos de Petróleo Ipiranga (“CBPI”), and (c) the third installment on the date of the effective transfer of the Northern Distribution Assets to Petrobras and the Petrochemical Assets to Braskem/Petrobras, as applicable.

(vi) Guarantees. Ultrapar has pledged: (A) in favor of Braskem and Petrobras, in the proportion of 60% and 40%, respectively, all the ordinary shares and 50% (fifty percent) of the preferred shares issued by RPI acquired from the former controlling shareholders. The shares issued by RPI acquired in the TOs will also be pledged in favor of Braskem and Petrobras, in the same proportion. After the exchange offer of the shares of RPI, Ultrapar must ensure that the pledge of the shares of RPI will be substituted by the pledge of all the shares issued by ICQ, and, (B) in favor of Petrobras, 31% of the ordinary shares of DPPI and 78% of the preferred shares issued by DPPI acquired from the former controlling shareholders, as well as 100% of the ordinary shares of CBPI acquired from the former controlling shareholders. After the TOs, Ultrapar will pledge, in substitution to the 1,482,751 ordinary shares issued by DPPI, 3,013,903 ordinary shares issued by CBPI which will be acquired, presuming that all the ordinary shares issued by CBPI will be acquired in its respective TO.

(vii) Commission. Braskem and Petrobras shall pay Ultrapar, as a commission, on the date of the transfer of the Northern Distribution Assets and the Petrochemical Assets, the sum of R$5,000,000.00.

(viii) Transfer of the Assets. After the conclusion of asset segregation, operation based on the exchange offer of the shares of RPI, DPPI and CBPI and for the capital reduction of CBPI and RPI and the partial spin-off of CBPI, Ultrapar shall transfer: (A) the Petrochemical Assets to Braskem, through the transfer of the ordinary shares representing 60% of ICQ’s capital, and to Petrobras through the transfer of ordinary shares representing 40% of the ICQ’s capital and, (B) the Northern Distribution Assets, through the transfer to Petrobras of all the shares of the company which was spun-off from CBPI and which holds all the Northern Distribution Assets.

(ix) Delays or Justified Impediments to the Transfer of Assets. The commission is irrevocable, so, in the event of the transfer or handover of the Northern Distribution Assets and/or the Petrochemical Assets (A) being in any way restricted or suspended, due to legal, judicial or administrative order, which remains in place for a period of more than 120 (one hundred and twenty) days, or (B) has not occurred by April 18, 2008, an alternative reorganization will be implemented, containing, among others, the spin-off of CBPI, DPPI and RPI, in order to segregate the Northern Distribution Assets and the Petrochemical Assets in the spun-off companies, the shares of these spun-off companies being subsequently handed over to Petrobras and Braskem, as applicable.

On April 18, 2007, the Acquirers have also celebrated shareholders agreements of RPI, DPPI, CBPI, IPQ and ICQ, which were properly filed in the respective companies, together with the Memorandum of Understanding celebrated between Braskem and Petrobras related to the Petrochemical Assets, which became effective as of yesterday as a result of the closing of the sale and purchase agreement dully signed with the former controlling shareholders of Ipiranga.

São Paulo, April 19, 2007.

Almir Guilherme Barbassa Chief Financial and Investor Relations Officer of Petróleo Brasileiro S.A. - Petrobras	André Covre Chief Financial and Investor Relations Officer of Ultrapar Participações S.A.	Carlos Fadigas Chief Financial and Investor Relations Officer of Braskem S.A.